SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 22, 2003

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: April 28, 2003	By:/s/ Nancy C. Gardner

22 April 2003	05/03

INSTINET AND REUTERS GROUP FIRST QUARTER REVENUE STATEMENT

London – Instinet, the electronic brokerage in which Reuters Group has a 63% stake, published its financial results for the first quarter of 2003 today. These results are published in US dollars and under US GAAP. Reuters (excluding Instinet) announced its first quarter revenue on 16 April and is taking this opportunity to state Instinet’s first quarter revenue in sterling and under UK GAAP, as shown in the table below. These have been added to the Reuters first quarter revenue figure of £670 million to give first quarter revenue for the Reuters Group.

•	Under UK GAAP, Instinet’s first quarter revenue fell 15% to £130 million from £153 million for the comparable period in 2002. On a constant currency basis, the decline in Instinet revenue was 7%.

•	Also under UK GAAP, Reuters Group revenue for the first quarter of 2003 declined 13% to £798 million from £912 million for the comparable period in 2002. On a constant currency basis, the decline in revenue for Reuters Group was 10%.

Instinet’s full statement follows at the end of this press release.

Reuters Group
Revenue analysis – Three months to 31 March 2003

	Three months to
	31 March
	2003	2002
	£m	£m	%Change
Reuters	670	762	(12%)
Instinet	130	153	(15%)

	800	915	(13%)
Share of joint ventures revenue	25	27	(6%)
Intra group revenue	(2)	(3)	(30%)

Gross revenue	823	939	(12%)
Less share of joint ventures revenue	(25)	(27)	(6%)

Group revenue	798	912	(13%)

Reconciliation of Instinet revenue for the three months to 31 March 2003

The following is a reconciliation of the unaudited revenue for the three months to 31 March 2003 of Instinet under US GAAP, as released by Instinet today, to the numbers shown above under UK GAAP.

Revenue
Per Instinet results - US GAAP (US$m)	240
Adjustments to UK GAAP
- Soft dollar commission	(49)
- Interest	(3)
- Mark-to-market of investments	22

Instinet revenue - UK GAAP (US$m)	210

Instinet revenue - UK GAAP (£m)	130

An exchange rate of US$1.61 has been used, being the average rate for the quarter.

A significant part of the adjustment from US GAAP to UK GAAP relates to soft dollar commission, primarily relating to the purchase of third party research products, as well as payments made as part of Instinet’s commission recapture services. Under US GAAP Instinet reports its transaction fee revenue from these businesses on a gross basis. Under UK GAAP this revenue is netted against cost.

Other revenue adjustments include interest income and mark-to-market gains and losses on investments held at the balance sheet date, both of which are not included as revenue under UK GAAP.

End

Contacts

Press – UK
Tel:+44 (0) 20 7542 7800/2615
Simon Walker/Yvonne Diaz
simon.walker@reuters.com/Yvonne.diaz@reuters.com

Investors – UK
Tel:+44 (0) 20 7542 7057
Miriam McKay
miriam.mckay@reuters.com

Investors and press – USA
Tel: +1 646 223 5220
Nancy Bobrowitz
nancy.bobrowitz@reuters.com

Note to Editors

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

This statement may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2002 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Investor Relations:	Media Relations:
John Pitt	Alicia Curran
Instinet Group Incorporated	Instinet Group Incorporated
212 310 7481	212 310 5462
john.pitt@instinet.com	alicia.curran@instinet.com

INSTINET ANNOUNCES FIRST QUARTER RESULTS

NEW YORK, April 22, 2003 – Instinet Group Incorporated (Nasdaq: INET) today announced a net loss of $34 million or $0.10 per share, compared to a net loss of $35 million, or $0.14 per share, for the first quarter of 2002.1 The pro forma operating loss was $6 million, or $0.02 per share, for the first quarter of 2003. The pro forma operating loss excludes investment gains and losses, the effect of charges related to our recently announced cost reductions, insurance recovery for assets lost at the World Trade Center in 2001, and the related tax effect of these items.2

Ed Nicoll, Chief Executive Officer of Instinet, commented: “Under tough first-quarter business conditions both in the U.S. and elsewhere, Instinet made significant progress with our comprehensive plan to reduce costs and deliver technologically advanced products and services in the most efficient manner possible. Over the coming months, we will also seize the opportunity to provide our customers enhanced automated services for the trading of U.S. listed securities, which will allow our fully electronic, unconflicted marketplace to compete more aggressively against the manual, floor-based markets.”

Business Highlights

•	Our clients traded 31.5 billion U.S. equity shares through Instinet in the first quarter of 2003, up from 15.2 billion shares executed in the first quarter of 2002, and down 14% from 36.8 billion shares executed in the fourth quarter of 2002. The decline versus the fourth quarter of 2002 was due to lower overall average daily market volumes and three fewer trading days in 1Q03. The Island ECN accounted for 12.4 billion shares of this volume in the first quarter of 2003.

•	U.S. equity shares executed through Instinet during the first quarter of 2003 consisted of 26.3 billion Nasdaq-listed shares and 5.2 billion U.S. exchange-listed shares.

•	Our share of total U.S. equity volume was 15.4% in the first quarter. This compares to 7.1% in the first quarter of 2002 and 16.1% in the fourth quarter of 2002. The decline in our overall market share versus the fourth quarter was due to a shift in the mix of total volume between the exchange-listed and Nasdaq-listed markets, as our share of each market remained level.

•	Our share of Nasdaq-listed equity volume was 29.6% in the first quarter, and our share of U.S. exchange-listed equity volume was 4.5%.

•	We have achieved a significant portion of our fourth quarter 2002 cost reduction targets. Our annualized fixed-cost base was approximately $563 million in the first quarter. This was $142 million, or 20%, below its level in the first quarter of 2002. (The fixed-cost base excludes variable costs – soft dollar and commission recapture, broker-dealer rebates and brokerage, clearing and exchange fees – and non-operating expenses, which include charges related to goodwill and our cost-reduction initiatives).[2]

Financial Performance

Revenues

Total revenues for the first quarter were $240 million, down 10% from the fourth quarter of 2002.

Transaction fee revenue for the first quarter was $255 million, down 8% from the fourth quarter of 2002. Our net equity transaction fee revenue was $152 million, down 9% from the fourth quarter of 2002.2

During the first quarter, Instinet recorded a net investment loss of $22 million, resulting primarily from a write-down in the carrying value of certain of the company’s non-public investments.

Expenses

Instinet’s total expenses from continuing operations for the first quarter of 2003 were $281 million, down 25% from the fourth quarter of 2002. Operating expenses, which exclude severance and occupancy charges of $11 million (included in compensation and benefits, and occupancy) related to our recently announced cost reductions, $5 million insurance recovery of fixed assets lost at the World Trade Center in 2001, and restructuring charges in 2002, were $274 million, or 12% lower than the comparable expenses in the fourth quarter of 2002.2

•	Compensation and benefits expense was $64 million in the first quarter of 2003. Excluding a $9 million severance charge for our recently announced cost reductions, compensation and benefits expense was down 10% from the previous period, reflecting lower staff levels.

•	Brokerage, clearing and exchange fees were $34 million, down 8% from the previous quarter, reflecting lower volume and the integration of Island’s clearing in the first quarter of 2003, partly offset by higher international clearing costs.

•	Communications and equipment expense was $31 million, down 16% from the previous quarter due to lower spending on equipment, hardware and software, as well as lower costs related to our core communications due to system efficiencies.

•	Other expenses were $8 million, down 53% from the fourth quarter of 2002, primarily due to higher bad debt reserves in the fourth quarter of 2002 related to loans made in prior periods to certain companies in which Instinet has strategic investments.

Balance Sheet

At March 31, 2003, Instinet had net cash (cash and cash equivalents and securities owned less short-term borrowings) of approximately $540 million, tangible net assets of approximately $870 million, and shareholders’ of approximately $990 million. There were approximately 331 million shares of common stock outstanding.

Cost Reduction

During the first quarter, Instinet announced that, as part of its continuing cost-reduction effort, it would reduce its workforce by approximately 175 employees (or approximately 12 percent of its full-time employees), across its operations, both in the U.S. and internationally. These reductions result from attrition and the elimination of positions. They are expected to produce an estimated $20 million reduction in annualized operating costs. This decrease is in addition to the $100 million cost reduction target announced in the fourth quarter of 2002. As noted above, in the first quarter of 2003 we incurred costs of $11 million related to this cost reduction program.

Instinet’s Chief Financial Officer, John F. Fay, commented: “In the first quarter, we reduced our operating costs significantly compared to the fourth quarter. We are operating in a very tough environment and continue to be focused on looking for cost reductions and efficiencies. We believe that with our strong, debt-free balance sheet, we are well positioned to weather the current market conditions and are focused on transforming to a low-cost organization to better serve our customers.”

Operating Review

Important operating achievements during the quarter included:

•	Instinet Trading PortalSM, the company’s new front-end trading application, was deployed at over 700 Instinet client sites by the end of the first quarter, well ahead of original deployment targets. By quarter-end, over 25% of Instinet’s total institutional order flow was being processed through Portal.

•	NewportTM, Instinet’s patent-pending global program-trading and execution management solution, was deployed at 75 clients by the end of the quarter. Customers use Newport to trade in global markets, access Instinet Crossing, implement rules-based automated trading, and route orders to other unaffiliated broker-dealers. Newport is also used actively on Instinet’s own trading desks to receive and trade orders on behalf of clients. During the first quarter, shares with a value of $14.5 billion were executed via Newport, an increase of 36% over the previous quarter.

•	Instinet Crossing was made accessible through Portal. The functionality allows Portal customers to route orders to the after-hours cross as a destination choice in the Portal order ticket, and provides next-day execution reports. Access to the cross is already a feature of Newport and other Instinet front-ends.

•	Instinet began implementing smart-routing for trading in U.S. exchange-listed stocks. The technology will give clients fast, one-stop access with complete anonymity to all major sources of upstairs listed liquidity, including ECNs and ITS-CAES (which combined account for over 17% of average daily volume in NYSE-listed stocks), together with DOT connectivity. The enhancement includes upgraded order-entry functionality.

•	Instinet Clearing Services migrated Instinet’s U.S. broker business to its new high-performance clearing system, a scalable transaction processing system that significantly increases Instinet’s clearing capacities.

•	As part of its continuing program to achieve additional cost savings through the integration of Instinet and Island, the company successfully converted Island’s clearing to Instinet Clearing Services. This was one of the largest such conversions in Wall Street history, and is expected to significantly reduce clearing costs.

•	Other integration developments during the quarter included reduction of office space, rationalization of vendor contracts, optimization of client connectivity and re-organization of internal human resource programs and policies that together are expected to produce annual savings of over $30 million.

“Despite one of the most challenging business environments in its history, Instinet has successfully maintained its leadership position in the market for Nasdaq-listed securities, and at the same time taken steps to deliver new products and services to our customers to further increase our presence in the market for U.S. exchange-listed securities,” said Jean-Marc Bouhelier, Chief Operating Officer of Instinet. “We also continue to take steps to further reduce our unit costs and improve profitability.”

Webcast

Instinet will webcast a conference call to discuss its first quarter results at 11:00 a.m. New York time today at http://www.investor.instinet.com. A replay will be available at the same address following the call.

About Instinet

Instinet, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades, manage their orders and lower their overall trading costs. Through our electronic platforms, our customers also can access over 40 securities markets throughout the world, including NASDAQ, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. Our customers primarily consist of institutional investors, such as mutual funds, pension funds, insurance companies and hedge funds, as well as market professionals, including broker-dealers. We act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale.

# # #

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

© 2003 Instinet Corporation and its affiliated companies. All rights reserved. Instinet Clearing Services, Inc. is a wholly owned subsidiary of Instinet Corporation, both members NASD/SIPC, and subsidiaries of Instinet Group Incorporated. INSTINET, the Instinet Trading Portal and Newport are trademarks and service marks in the United States and in other countries throughout the world. Island Holding Company and the Island ECN, Inc., member NASD/CSE/SIPC, are subsidiaries of Instinet Group Incorporated. The Island ECN operates as an entity separate from Instinet Corporation’s ECN.

This news release may be deemed to include forward-looking statements relating to Instinet. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are included in Instinet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and other documents filed with the SEC and available on the Company’s website. Certain information regarding trading volumes is also included in Instinet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and on the Company’s website at www.instinet.com. These statements speak only as of the date of this news release, and the Company does not undertake any obligation to update them.

1 Unless otherwise specified, financial results and statistical information referred to in this release include data for Island Holding Company, Inc. following the closing of our acquisition of Island on September 20, 2002.

2 See table titled "Reconciliation of Pro Forma Operating Results for 1Q03".

Instinet Group Incorporated
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

				Pct Chg -- inc/(decr)
	Three months ended			Mar 31 2003 versus:
	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002	Dec 31, 2002	Mar 31, 2002
REVENUES

Transaction fees	$255,224	$278,441	$265,881	(8.3)	(4.0)
Interest	6,347	8,546	8,934	(25.7)	(29.0)
Investments	(21,678)	(19,878)	(5,714)	9.1	279.4

Total revenues	239,893	267,109	269,101	(10.2)	(10.9)

EXPENSES
Compensation and benefits	63,984	60,745	86,218	5.3	(25.8)
Soft dollar and commission recapture	49,058	50,161	53,591	(2.2)	(8.5)
Broker-dealer rebates	50,420	56,601	3,291	(10.9)
Brokerage, clearing and exchange fees	34,025	36,994	36,681	(8.0)	(7.2)
Communications and equipment	30,720	36,604	33,309	(16.1)	(7.8)
Depreciation and amortization	24,074	24,659	19,123	(2.4)	25.9
Occupancy	16,458	16,158	13,552	1.9	21.4
Professional fees	6,338	7,820	5,018	(19.0)	26.3
Marketing and business development	2,781	3,756	3,407	(26.0)	(18.4)
Other	7,860	16,559	15,674	(52.5)	(49.9)
Restructuring	--	62,405	15,030	--	--
Insurance recovery of fixed assets lost at the World Trade Center	(5,000)	--	--	--	--

Total expenses	280,718	372,462	284,894	(24.6)	(1.5)

Income/(loss) from continuing operations before income taxes	(40,825)	(105,353)	(15,793)	(61.2)	158.5
Income tax provision	(6,507)	6,690	(5,703)	(197.3)	14.1

Income/(loss) from continuing operations	(34,318)	112,043)	(10,090)	(69.4)	240.1
Discontinued operations:
Loss from operations of fixed income business	--	(412)	(9,775)	(100.0)	(100.0)
Income tax benefit	--	252	3,824	(100.0)	(100.0)

Income/(loss) before cumulative effect of change in accounting principle	(34,318)	(112,203)	(16,041)	(69.4)	113.9
Cumulative effect of change in accounting principle related to goodwill, net of tax	--	--	(18,642)	--	(100.0)

Net income/(loss)	$(34,318)	$(112,203)	$(34,683)	(69.4)	(1.1)

Earnings/(loss) per share - basic and diluted
Income/(loss) from continuing operations	$(0.10)	$(0.34)	$(0.04)
Discontinued operations:
Loss from operations of fixed income business	--	(0.00)	(0.04)
Income tax benefit	--	0.00	0.02

Net income/(loss)	$(0.10)	$(0.34)	$(0.14)	(69.5)	(25.6)

Weighted average shares outstanding - basic	330,764	329,933	248,730	0.3	33.0
Weighted average shares outstanding - diluted	330,764	329,933	248,730	0.3	33.0

Note: Results for Island Holding Company, Inc. are included subsequent to 9/20/02.

Instinet Group Incorporated
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	Quarter ended:
	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002	June 30, 2002	Mar 31, 2002	Dec 31, 2001	Sept 30, 2001	June 30, 2001	Mar 31, 2001
REVENUE
Transaction fees	$255,224	$278,441	$263,917	$269,933	$265,881	$319,219	$311,737	$378,891	$414,496
Interest	6,347	8,546	10,699	11,958	8,934	11,562	14,254	11,199	12,281
Investments	(21,678)	(19,878)	(20,336)	(13,181)	(5,714)	17,817	(6,330)	3,689	2,212

Total revenues	239,893	267,109	254,280	268,710	269,101	348,598	319,661	393,779	428,989

EXPENSES
Compensation and benefits	63,984	60,745	63,809	70,989	86,218	83,996	84,820	112,735	124,797
Soft dollar and commission
recapture	49,058	50,161	51,824	61,738	53,591	58,174	51,595	54,228	56,053
Broker-dealer rebates	50,420	56,601	39,004	25,503	3,291	--	--	--	--
Brokerage, clearing and exchange fees	34,025	36,994	42,079	33,767	36,681	40,364	33,284	36,185	36,390
Communications and equipment	30,720	36,604	26,620	29,187	33,309	32,872	36,939	42,560	43,631
Depreciation and amortization	24,074	24,659	16,712	17,930	19,123	21,269	21,206	19,669	18,610
Occupancy	16,458	16,158	12,223	13,595	13,552	11,587	14,424	13,796	10,111
Professional fees	6,338	7,820	5,110	6,646	5,018	7,880	8,085	9,012	15,013
Marketing and business development	2,781	3,756	2,451	7,480	3,407	2,739	843	8,477	10,084
Other	7,860	16,559	9,899	16,852	15,674	13,742	14,312	13,545	12,935
Restructuring	--	62,405	955	42,410	15,030	1,557	22,821	--	--
Goodwill impairment	--	--	551,991	--	--	--	--	--	--
Loss of fixed assets at World Trade Center	--	--	--	--	--	818	19,528	--	--
Insurance recovery of fixed assets lost	(5,000)	--	--	--	--	(1,472)	(19,528)	--	--

Total expenses	280,718	372,462	822,677	326,097	284,894	273,526	288,329	310,207	327,624

Income/(loss) from continuing operations before income taxes, cumulative effect of change in accounting principle	(40,825)	(105,353)	(568,397)	(57,387)	(15,793)	75,072	31,332	83,572	101,365
Income tax provision/(benefit)	(6,507)	6,690	(39,958)	(14,117)	(5,703)	26,662	15,685	36,198	43,665

Income/(loss) from continuing operations before cumulative effect of change in accounting principle	(34,318)	(112,043)	(528,439)	(43,270)	(10,090)	48,410	15,647	47,374	57,700
Discontinued operations:
Loss from operations of fixed income business	--	(412)	--	(23,581)	(9,775)	(4,535)	(11,871)	(10,841)	(11,886)
Income tax benefit	--	252	--	6,946	3,824	1,844	4,434	4,197	4,294

Income before cumulative effect of change in accounting principle	$(34,318)	$(112,203)	$(528,439)	$(59,905)	$(16,041)	$45,719	$8,210	$40,730	$50,108
Cumulative effect of change in accounting principle, net of tax	--	--	--	--	(18,642)	--	--	--	--

Net income / (loss)	$(34,318)	$(112,203)	$(528,439)	$(59,905)	$(34,683)	$45,719	$8,210	$40,730	$50,108

Basic and diluted:

Earnings/(loss) per share	$(0.10)	$(0.34)	$(2.05)	$(0.24)	$(0.14)	$0.18	$0.03	$0.18	$0.24

Note: Results for Island Holding Company, Inc. are included subsequent to 9/20/02.

Instinet Group Incorporated

KEY STATISTICAL INFORMATION

The following table presents key transaction volume information, as well as certain other operating information.

				Pct Chg -- inc/(decr)
	Three months ended (5)			Mar 31 2003 versus:
	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002	Dec 31, 2002	Mar 31, 2002
Total U.S. equity share volume (millions) 1,2	204,359	228,692	212,299	(10.6)	(3.7)
Instinet's U.S. equity share volume (millions) 1,2	31,541	36,771	15,160	(14.2)	108.1
Instinet's share of total U.S. equity share volume 1,2	15.4%	16.1%	7.1%

Total Nasdaq-listed equity share volume (millions) 2	89,015	105,116	109,429	(15.3)	(18.7)
Instinet's Nasdaq-listed equity share volume (millions) 2	26,341	31,182	12,043	(15.5)	118.7
Instinet's share of total Nasdaq-listed equity share volume 2	29.6%	29.7%	11.0%

Total U.S. exchange-listed equity share volume (millions)	115,343	123,576	102,870	(6.7)	12.1
Instinet's U.S. exchange-listed equity share volume (millions) 2	5,200	5,589	3,117	(7.0)	66.8
Instinet's share of total U.S. exchange-listed equity share volume 2	4.5%	4.5%	3.0%

Instinet's U.S. equity transaction volume (thousands)	67,987	64,673	18,953	5.1	258.7
Instinet's non-U.S. equity transaction volume (thousands)	2,161	2,329	1,957	(7.2)	10.4

Instinet's total equity transaction volume (thousands)	70,148	67,002	20,910	4.7	235.5

Instinet's average U.S. equity transaction size (shares per transaction)	464	569	800	(18.4)	(42.0)
Instinet's average equity transactions per day (thousands)	1,150	1,031	349	11.5	229.5

Net transaction fees from US equities (thousands) 3	$122,370	$133,547	$166,773	(8.4)	(26.6)
Net transaction fees from non-US equities and other (thousands)3	$30,019	$34,635	$39,217	(13.3)	(23.5)

Total net equity transaction fees (thousands) 3	$152,389	$168,182	$205,990	(9.4)	(26.0)

Instinet's average net equity transaction fee revenue (U.S. cents per share per side) 4	$0.0019	$0.0018	$0.0050	5.6	(62.0)

Full time employees at period end	1,428	1,474	1,937	(3.1)	(26.3)

(1)	U.S. shares consist of shares of U.S exchange-listed and Nasdaq-quoted stocks.

(2)	For a description of how we calculate our Nasdaq share volumes, see – “Nasdaq Volume Calculations” and “Calculation of Instinet ATS and Island ATS Volume Combined Volumes” in our Annual Report on Form 10-K for the year ended December 31, 2002.

(3)	Our net equity transaction fee revenues are calculated by subtracting the soft dollar and commission recapture expenses and broker-dealer rebates from the related equity transaction fees. GAAP requires us to add our soft dollar and commission recapture expenses and broker-dealer rebates, dollar-for-dollar, to related equity transaction fee revenues.

(4)	Our average U.S. net equity transaction fee revenue is calculated by dividing our net U.S. equity transaction fee revenue for the buy and sell side of each transaction by our total U.S. share volume.

(5)	Represents Instinet Group Incorporated volume from all sources, including the Island ECN subsequent to 9/20/02, ProTrader Securities L.P. subsequent to 10/1/01, and Instinet Corporation. U.S. shares consist of shares of exchange-listed and Nasdaq-quoted stocks.

Instinet Group Incorporated

RECONCILIATION OF PRO FORMA OPERATING RESULTS FOR 1Q03

In evaluating our financial performance and results of operations, management reviews certain financial measures that are not in accordance with generally accepted accounting standards in the United States (“non-GAAP”). Non-GAAP measurements do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. Management uses non-GAAP financials measures in evaluating our operating performance. In light of the use by management of these non-GAAP measurements to assess our operational performance, we believe it is useful to provide information with respect to these non-GAAP measurements so as to share this perspective of management. These non-GAAP financials measures should be considered in the context with our GAAP results. A reconciliation of our non-GAAP measurements are provided below:

(1)     Management reviews adjusted operating income, in addition to GAAP financial results. This non-GAAP financial measurement excludes non-operating items, which by their nature, management does not consider to be a true reflection of the operating results and financial performance of our global agency brokerage business. These non-operating charges are investment gains and losses, charges related to our cost reduction initiatives, goodwill impairment, fixed assets losts at the World Trade Center and related insurance recovery, and the related tax effects of those items. The following schedule reconciles our operating income to our GAAP financial results:

	Three months ended
	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002
Total revenues, as reported	$239,893	$267,109	$269,101
Less Investments	(21,678)	(19,878)	(5,714)

Pro forma revenues	261,571	286,987	274,815

Total expenses, as reported	280,718	372,462	284,894
Less severance included in compensation and benefits	9,146	--	--
Less real estate abandonment costs included in occupancy	2,333	--	--
Less restructuring	--	62,405	15,030

Add insurance recovery of fixed assets at the World Trade Center	(5,000)	--	--

Pro forma operating expenses	274,239	310,057	269,864

Pro forma income/(loss) before income taxes	(12,668)	(23,070)	4,951

Income tax provision/(benefit), as reported	(6,507)	6,690	(5,703)

Tax effect of pro forma adjustments	337	(19,773)	7,188

Pro forma provision/(benefit) for income taxes	(6,170)	(13,083)	1,485

Net loss, as reported	(34,318)	(112,203)	(38,683)
Net effect of pro forma adjustments	27,820	102,056	17,556
Add loss from operations of fixed income business, net of tax	--	(160)	(5,951)
Add cummulative effect of change in accounting principle	--	--	18,642)

Pro forma net income/(loss)	$(6,498)	$(9,987)	$3,466

Earnings/(loss) per share - basic and diluted, as reported	$(0.10)	$(0.34)	$(0.14)
Net effect of pro forma adjustments	0.08	0.31	0.15

Pro forma earnings/(loss) per share - basic and diluted	$(0.02)	$(0.03)	$0.01

Instinet Group Incorporated

RECONCILIATION OF PRO FORMA OPERATING RESULTS FOR 1Q03

In evaluating our financial performance and results of operations, management reviews certain financial measures that are not in accordance with generally accepted accounting standards in the United States (“non-GAAP”). Non-GAAP measurements do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. Management uses non-GAAP financials measures in evaluating our operating performance. In light of the use by management of these non-GAAP measurements to assess our operational performance, we believe it is useful to provide information with respect to these non-GAAP measurements so as to share this perspective of management. These non-GAAP financials measures should be considered in the context with our GAAP results. A reconciliation of our non-GAAP measurements are provided below:

(2)     Our expense structure includes a certain level of fixed costs, as well as a variable cost base that fluctuates with customer transaction volumes. If demand for our brokerage services declines and we are unable to respond by adjusting our fixed cost base, our operating results could be materially adversely affected. Therefore, we have undertaken cost reduction initiatives to reduce our fixed cost base. We estimate our fixed cost base by subtracting line items that we have determined to be predominantly variable in nature. Some of these variable line items may contain a fixed component. Similarly, some of our fixed expense line items may contain a variable component. Management does not adjust for the variable or fixed component within each line item when analyzing our fixed cost base. Our fixed cost base is calculated as follows:

	Three months ended
	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002
Reconciliation of fixed cost base:
Total expenses, as reported	$280,718	$372,462	$284,894
Less brokerage, clearing and exchange fees	34,025	36,994	36,681
Less soft dollar and commission recapture	49,058	50,161	53,591
Less broker-dealer rebates	50,420	56,601	3,291
Add insurance recovery of fixed assets at the World Trade Center	(5,000)	--	--
Less restructuring	--	62,405	15,030
Less severance included in compensation and benefits	9,146	--	--
Less real estate abandonment costs included in occupancy	2,333	--	--

Total fixed costs	140,736	166,301	176,301

Annualized	$562,944	$665,204	$705,204

Instinet Group Incorporated

RECONCILIATION OF PRO FORMA OPERATING RESULTS FOR 1Q03

In evaluating our financial performance and results of operations, management reviews certain financial measures that are not in accordance with generally accepted accounting standards in the United States (“non-GAAP”). Non-GAAP measurements do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. Management uses non-GAAP financials measures in evaluating our operating performance. In light of the use by management of these non-GAAP measurements to assess our operational performance, we believe it is useful to provide information with respect to these non-GAAP measurements so as to share this perspective of management. These non-GAAP financials measures should be considered in the context with our GAAP results. A reconciliation of our non-GAAP measurements are provided below:

(3)     Our transaction fees earned from our customers trading equity securities have represented, and continue to represent, a substantial part of our revenues. GAAP requires us to add our soft dollar and commission recapture expenses and broker-dealer rebates, dollar-for-dollar, to related equity transaction fee revenues, which has a dilutive effect on our operating margins. Therefore, when evaluating our revenues from equity transactions, management reviews our net equity transaction fee revenue, based on U.S. securities and non-U.S. securities. Our net equity transaction fee revenues are calculated by subtracting the soft dollar and commission recapture expenses as well as broker-dealer rebates from the related equity transaction fees, as well as non-equity related revenues, and is calculated as follows:

	Three months ended
	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002
Total

Transaction fee revenue, as reported	$255,224	$278,441	$265,881
Less non equity related transaction fee revenue	3,357	3,497	3,009
Less soft dollar revenues and commission recapture expenses	49,058	50,161	53,591
Less broker-dealer rebates	50,420	56,601	3,291

Net equity transaction fee revenue	$152,389	$168,182	$205,990

Instinet Group Incorporated

RECONCILIATION OF PRO FORMA OPERATING RESULTS FOR 1Q03

In evaluating our financial performance and results of operations, management reviews certain financial measures that are not in accordance with generally accepted accounting standards in the United States (“non-GAAP”). Non-GAAP measurements do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. Management uses non-GAAP financials measures in evaluating our operating performance. In light of the use by management of these non-GAAP measurements to assess our operational performance, we believe it is useful to provide information with respect to these non-GAAP measurements so as to share this perspective of management. These non-GAAP financials measures should be considered in the context with our GAAP results. A reconciliation of our non-GAAP measurements are provided below:

(4)     Our transaction fees earned from our customers trading equity securities have represented, and continue to represent, a substantial part of our revenues. GAAP requires us to add our soft dollar and commission recapture expenses and broker-dealer rebates, dollar-for-dollar, to related equity transaction fee revenues, which has a dilutive effect on our operating margins. Therefore, when evaluating our revenues from equity transactions, management reviews our net equity transaction fee revenue, based on U.S. securities and non-U.S. securities. Our net equity transaction fee revenues are calculated by subtracting the soft dollar and commission recapture expenses as well as broker-dealer rebates from the related equity transaction fees, as well as non-equity related revenues, and is calculated as follows:

Three months ended
Mar 31, 2003
U.S.
Transaction fee revenue from U.S. equities	$211,934
Less non equity related transaction fee revenue	3,357
Less soft dollar revenues and commission recapture expenses from U.S. equities	35,787
Less broker-dealer rebates	50,420

Net equity transaction fee revenue from U.S. equities	$122,370

Three months ended
Mar 31, 2003
U.S. revenue per share
Average U.S. equity transaction fee revenue (per share, per side)	$0.0034
Less non equity related transaction fee revenue	0.0001
Less soft dollar revenues and commission recapture expenses from U.S. equities	0.0006
Less broker-dealer rebates	0.0008

Average U.S. equity net transaction fee revenue (per share, per side)	$0.0019

Three months ended
Mar 31, 2003
Non-U.S
Transaction fee revenue from non-U.S. equities	$43,290
Less non equity related transaction fee revenue	--
Less soft dollar revenues and commission recapture expenses from non-U.S. equities	13,271

Net equity transaction fee revenue from non-U.S. equities	$30,019